UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40253

Zhihu Inc.

(Registrant’s Name)

A5 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Exhibit 99.1 to this current report on Form 6-K relates to Zhihu Inc.’s annual general meeting of shareholders and class meeting of holders of Class A ordinary shares to be held on June 10, 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Voting Instruction Card for Holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhihu Inc.

By :	/s/ Wei Sun
Name :	Wei Sun
Title :	Director and Chief Financial Officer

Date: May 23, 2022